TSX, NYSE – HBM 2020 No. 1

News Release

Hudbay Announces Appointment of Peter Kukielski as President and Chief Executive Officer

Toronto, Ontario, January 22, 2020 – Hudbay Minerals Inc. (“Hudbay” or the “company”) (TSX, NYSE:HBM) today announced the appointment of Peter Kukielski as the company’s President and Chief Executive Officer. Mr. Kukielski had been serving as Interim President and Chief Executive Officer since July 2019.

“We are very pleased to appoint Peter as Hudbay’s President and Chief Executive Officer,” said Stephen A. Lang, Hudbay’s Board Chair. “The Board completed a thoughtful and robust process and we believe Peter’s 30-plus years of mining industry leadership, together with his admirable performance while serving in the CEO role on an interim basis, make him the right choice to lead Hudbay.”

“I’m honoured that the Board has given me their full confidence to serve as Hudbay’s CEO,” said Mr. Kukielski. “Hudbay has a high quality portfolio of operating assets and growth opportunities and we are well positioned to continue to unlock value within our own portfolio. Our management team is second to none in their ability to explore, develop and operate, as well as in their strong relationships with the communities in which we operate. We will continue to focus on being a leading base metals mining company to the benefit of all of our stakeholders.”

Mr. Kukielski has more than 30 years of extensive global experience within the base metals, precious metals and bulk materials sectors. Most recently, he was President and Chief Executive Officer of Nevsun Resources Ltd. until its acquisition in December 2018. From 2013 to 2017, Mr. Kukielski was Chief Executive Officer of Anemka Resources, a private company formed to invest in global mining assets. From 2008 to 2013, he was the Chief Executive, Mining for ArcelorMittal, responsible for 27 operating mines and three major development projects. From 2006 to 2008, Mr. Kukielski was the Chief Operating Officer of Teck Resources and before that he held a number of senior roles at Falconbridge and other international mining companies.

TSX, NYSE – HBM 2020 No. 1

About Hudbay

Hudbay (TSX, NYSE: HBM) is an integrated mining company primarily producing copper concentrate (containing copper, gold and silver), molybdenum concentrate and zinc metal. With assets in North and South America, the company is focused on the discovery, production and marketing of base and precious metals. Directly and through its subsidiaries, Hudbay owns three polymetallic mines, four ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan (Canada) and Cusco (Peru), and copper projects in Arizona and Nevada (United States). The company’s growth strategy is focused on the exploration and development of properties it already controls, as well as other mineral assets it may acquire that fit its strategic criteria. Hudbay’s vision is to be a responsible, top-tier operator of long-life, low-cost mines in the Americas. Hudbay’s mission is to create sustainable value through the acquisition, development and operation of high-quality, long-life deposits with exploration potential in jurisdictions that support responsible mining, and to see the regions and communities in which the company operates benefit from its presence. The company is governed by the Canada Business Corporations Act and its shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima. Further information about Hudbay can be found on www.hudbay.com.

For further information, please contact:

Candace Brûlé

Director, Investor Relations

(416) 814-4387
candace.brule@hudbay.com